

VIA FACSIMILE AND U.S. MAIL

April 30, 2009

Russell Greenberg
Chief Financial Officer
Inter Parfums, Inc.
551 Fifth Avenue
New York, New York 10176

      RE: **Inter Parfums, Inc.**
                Form 10-K for Fiscal Year Ended December 31, 2008
                File No. 0-16469

Dear Mr. Greenberg:

We have reviewed your filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<p style="text-align:center;">FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008</p>

General

1. Where a comment below requests additional disclosures or other revisions, please show us what the revisions will look like in your supplemental response. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings, including your interim filings where appropriate

Item 1. Business, page 1

2. We note the importance of license agreements to your business. For example, the rights Burberry licensed to you allowed you to sell Burberry-branded products that represented 56%, 54% and 57% of your net sales for the years ended December 31, 2008, 2007 and 2006, respectively. Please include in your business section a summary of the material terms and conditions of your key agreements, such as your Burberry license and your agreements with The Gap and its affiliates.

Item 1A. Risk Factors, page 16

3. In filings containing risk factor disclosure, please refrain from using qualifying or limiting statements in the introductory paragraph, such as references to other risks that you do not currently deem material or of which you are currently unaware. In view of the requirements of Item 503(c) of Regulation S-K, such qualifications and limitations are inappropriate. Your risk factor disclosure should address all of the material risks that you face. If you do not deem risks material, you should not make reference to them.

Item 5. Market For Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 26
Repurchases of Our Common Stock, page 28

4. Please provide the disclosure about your stock repurchases required by Item 703 of Regulation S-K. In doing so, please use the tabular format set forth in Item 703(a) and provide all of the relevant the information required by Item 703(b) and the instructions to paragraphs (b)(3) and (b)(4).

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation, page 29

Discussion of Critical Accounting Policies – Equipment and Other Long-Lived Assets, page 34

5. You state for intangible assets with finite lives, if the sum of the undiscounted cash flows (excluding interest) is less than the carrying amount, then you recognize an impairment loss, measured as the amount by which the carrying value exceeds the fair value of the asset. We assume, given your inclusion of this item within your discussion of critical accounting estimates, that this requires estimating future cash flows and relevant discount rates and terminal values to estimate the current fair value of the assets to be held and used. In this regard, please expand your critical accounting policy to provide additional insight on how you perform your impairment analysis of long-lived assets under SFAS 144. Please include the following:

- Please disclose how you determine when long-lived assets should be tested for impairment, including what types of events and circumstances indicate impairment, and how frequently you evaluate for these types of events and circumstances;

- Please expand your discussion of the significant estimates and assumptions used to determine estimated future cash flows and fair value. You should discuss how sensitive the fair value estimates are to each of these significant estimates and assumptions and whether certain estimates and assumptions are more subjective than others;

- You indicate on page F-15 that the residual value of the Lanvin brand names and trademarks are in excess of its carrying value and therefore no amortization has been recorded. Please discuss how you determined the residual value and indicate how and when you update such estimates;

- Please also disclose the methodology used to determine whether indefinite lived assets such as trademarks and goodwill are impaired. Please also discuss significant estimates and assumptions used where applicable; and

- For any asset groups for which the carrying value was close to the fair value, please disclose the carrying value of the asset groups.

Liquidity and Capital Resources, page 40

6. Please enhance your disclosure to discuss all material changes in your operating activities as depicted in your statement of cash flows. For example, you should expand upon your disclosure to discuss in greater detail that "Inventories increased 22% and account receivable increased 7% in 2008 compared to 2007, while sales for the same period increased 15%." Specifically, you should discuss in greater detail the changes in your working capital accounts such as inventory, accounts receivable, and accounts payable and provide a more robust explanation of the reasons for those changes.

7. You disclose on page 42 that you believe your funds from operations, supplemented by your present cash position and available credit facilities will provide you with sufficient resources to meet all present and reasonably foreseeable future operating needs. Please ensure your disclosures are clarified in periods when cash flows are used in operating activities as was the case for fiscal year 2008.

8. On page F-19, your disclosures indicate that some of your long-term debt facilities require the maintenance of certain financial covenants. Please clearly disclose whether you are in compliance with all of the covenants and other restrictions in your debt agreements. Please also disclose here or elsewhere in the

filing the specific terms of any material debt covenants in your debt agreements. For any material debt covenants for which it is reasonably likely that you will not be able to meet such covenants, please disclose the required amounts/ratios as well as the actual amounts/ratios as of each reporting date. This will allow readers to understand how much cushion there is between the required amounts/ratios and the actual amounts/ratios. Please consider showing the specific computations used to arrive at the actual amounts/ratios with corresponding reconciliations to US GAAP amounts, if necessary. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. Please also disclose if there are any stated events of default which would permit the lenders to accelerate the debt if not cured within applicable grace periods or any cross default provisions in your debt agreements.

Contractual Obligations, page 43

9. Please revise your table of contractual cash obligations to your estimated interest payments on your debt. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts. At a minimum interest payments should be disclosed in a note to the table. Refer to footnote 46 of Release No 33-8350, *Interpretation—Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations*.

Financial Statements and Supplementary Data, page 44

Supplementary Data, page 45

10. Your quarterly data table should discuss material non-recurring quarterly adjustments, such as impairments. Please revise your quarterly data to include disclosures required by Item 302(A)(3) of Regulation S-K.

Item 9A. Controls and Procedures, page 45
Evaluation of Disclosure Controls and Procedures, page 45

11. It appears that your disclosure does not provide the full definition of "disclosure controls and procedures," as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended. Please either use the full definition of disclosure controls and procedures or simply state that your disclosure controls and procedures are effective or ineffective, without defining them or adding other impermissible qualifications.

12. With a view towards future disclosure, please tell us whether there was any change in your internal control over financial reporting identified in connection

with the evaluation required by Rule 13a-15(d) of the Securities Exchange Act of 1934, as amended, that occurred during your last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please refer to Item 308(c) of Regulation S-K.

Item 10. Directors and Executive Officers Of the Registrant, page 48
Board of Directors, page 48

13. We note that you have adopted a code of business conduct. With a view towards future disclosure, please tell us whether the code applies to your principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions. Please refer to Item 406 of Regulation S-K.

14. With a view towards future disclosure, please tell us why you do not have an audit committee financial expert serving on your audit committee. In this regard, we note your disclosure that the committee members are fully qualified to fulfill their obligations. Please refer to Item 407(d)(5)(i)(C) of Regulation S-K.

Item 11. Executive Compensation, page 53
General

15. It appears that the disclosure you provide substantially fails to comply with the amended Executive Compensation and Related Person Disclosure rules as outlined in Release No. 33-8732A. In particular, but without limitation, we note the absence of a Compensation Discussion and Analysis as contemplated by Item 402(b) of Regulation S-K. Please amend your annual report on Form 10-K to provide all of the requisite disclosure required by current Items 402, 404, and 407 of Regulation S-K. We may have additional comments after reviewing your amendment.

Item 15. Exhibits, Financial Statement Schedules, page 72

16. Please include a cumulative, sequential exhibit index, as required by Item 15(a)(3) of Form 10-K. Please refer to Item 601(a) of Regulation S-K.

17. Please note that generally no document on file with the Commission for more than five years may be incorporated by reference. We note that a number of the exhibits you are incorporating by reference appear to have been on file with the Commission for more than five years. Please update your exhibits accordingly. Please refer to Item 10(d) of Regulation S-K and Rule 12b-32 under the Securities Exchange Act of 1934, as amended.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dietrich King, Attorney, at (202) 551-3338 or, in his absence, Craig Slivka, Special Counsel, at (202) 551-3729 if you have any questions regarding legal matters. Please contact Ernest Greene, Staff Accountant, at (202) 551-3733 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief